Exhibit 99.11

Paul G. Ivancie, P.G.

WSP USA Environment & Infrastructure Inc.
2000 S Colorado Blvd, Suite 2-100, Denver, CO, USA

CONSENT OF QUALIFIED PERSON

I, Paul G. Ivancie state that I am responsible for preparing or supervising the preparation of part(s) of the technical report titled "NI 43 101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico - Amended" with an effective date of September 9, 2021 and dated May 15, 2023, as signed, and certified by me (the "Technical Report").

Furthermore, I state that:

(a) The document the Technical Report supports is the Annual Information Form of Endeavour Silver Corp. (the "Company") for the year ended December 31, 2025 (the "AIF"), the annual report on Form 40-F of the Company which incorporates by reference the AIF ("Annual Report"), and the Company's registration statement on Form F-10 (File No. 333-287602) which incorporates by reference the Annual Report (collectively with the AIF and the Annual Report, the "Documents");

(b) I consent to being named in the Documents as a qualified person, as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, to the use of any references, quotation from or summarization in the Documents of the parts of the Technical Report for which I am responsible, and to the incorporation by reference of the Technical Report into the Documents; and

(c) I confirm that I have read the Documents, and have no reason to believe that there are any misrepresentations in the information contained in the Documents that are derived from those sections of the Technical Report that I am responsible for preparing or that are within my knowledge as a result of services performed by me in connection with the Technical Report.

Dated at Denver, Colorado this 27th day of March, 2026.

/s/ Paul G. Ivancie

Paul G. Ivancie, P.G.